LINCOLN GOLD CORPORATION

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian dollars, unless otherwise stated)

For the second quarter ended

June 30, 2008

(unaudited - prepared by management)

350, 885 Dunsmuir Street 350, 885 Dunsmuir Street

Vancouver, BC V6C 1N5

Telephone: 604 688 7377

Fax: 604 688 7307

NOTICE TO READER

These unaudited interim consolidated financial statements for the second financial quarter ended June 30, 2008 have not been reviewed by our auditors. They have been prepared by Lincoln Gold Corporation's management in accordance with accounting principles generally accepted in Canada, consistent with previous quarters and years except for the adoption of new accounting policies as described in Note 2. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

LINCOLN GOLD CORPORATION

(An Exploration Stage Company)

Unaudited Interim Consolidated Balance Sheets

(Expressed in Canadian dollars, unless otherwise stated)

On behalf of the Board:

"Paul Saxton"	Director	"Andrew Milligan"	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

LINCOLN GOLD CORPORATION

(An Exploration Stage Company)

Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit

(Expressed in Canadian dollars, unless otherwise stated)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

LINCOLN GOLD CORPORATION

(An Exploration Stage Company)

Unaudited Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars, unless otherwise stated)

The accompanying notes are an integral part of these interim unaudited consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Lincoln Gold Corporation (the "Company") was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act ("CBCA"). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been revised to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company and its subsidiary have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. While the Company has a history of operating losses and has a working capital deficiency of $1,799,642 at June 30, 2008 (December 31, 2007 - deficiency $71,665), it intends to undertake exploration programs that will require that the Company raise further funds. These interim financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generating profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

2. BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. ("Lincoln Mexico"), from the date of formation. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated.

The consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. They do not include all information and disclosures required for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these interim consolidated financial statements except that the Company has adopted the CICA guidelines described in note 3, effective January 1, 2008.

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

  CHANGES IN ACCOUNTING POLICIES

  Financial instruments

  The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, "Financial Instruments - Presentation", replaced Section 3861, "Financial Instruments - Disclosure and Presentation". The adoption of these Sections has had no impact on the Company's financial statements.

  The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of the Section has had no impact on the Company's financial statements.

  Capital disclosures

  The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 4, the adoption of this section has had no impact on the Company's financial statements.

  Foreign currency translation

  Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results.

  Monetary assets and liabilities denominated in currencies other than CA dollar are translated at exchange rates in effect at the balance sheet dates. Other non-monetary balance sheet items denominated in currencies other than CA dollar are translated at the rates of exchange in effect at the time the items arose. Revenue and expenses are translated at the exchange rates in effect at the time of the transaction. Gains and losses arising from fluctuations in exchange rates are included in operations for the periods in which they occur.

  Assessing going concern

The Accounting Standards Board ("AcSB") amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

  RECENT ACCOUNTING PRONOUNCEMENTS

  Goodwill and intangible assets

  The Company will adopt the new standard Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning December 1, 2009. This Section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

  International financial reporting standards ("IFRS")

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

  CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

6. EQUIPMENT

7. MINERAL PROPERTY INTERESTS

The Company's mineral property interests are comprised of properties located in the United States and in Mexico.

During the six-month period ended June 30, 2008, the Company incurred exploration expenditures as follows:

7. MINERAL PROPERTY INTERESTS (continued...)

United States

    Hannah Property

On December 24, 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling US$210,000 as follows:

      $5,000 upon signing the agreement (paid);

      $5,000 on January 10, 2005 (paid);

      $10,000 on January 10, 2006 (paid);

      $15,000 on January 10, 2007 (paid; see below);

      $25,000 on January 10th of each year from 2008 to 2012; and (see below)

      $50,000 on January 10, 2013.

On January 7, 2007 the Company amended the agreement whereby the $15,000 due on January 10, 2007 would be paid in equal quarterly installments of $3,750 (paid).

On January 10, 2008 the Company amended the Hannah agreement whereby the $25,000 due on January 10, 2008 would be lowered to $20,000 and be paid in equal quarterly installments throughout 2008 ($10,000 paid).

    JDS Property

    In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

    Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company ("Wheeler"), Lyon Grove, LLC ("Lyon Grove") and Harold Votipka ("Votipka") which collectively comprise the Pine Grove Property.

i) On July 13, 2007 the Company entered into an agreement with Wheeler to lease Wheeler's 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

The Company must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

7. MINERAL PROPERTY INTERESTS (continued...)

The following non-refundable advance net smelter royalty payments must be made by the Company:

        $10,000 upon signing the agreement (paid); and

        $30,000 prior to each one year anniversary of the lease. ($30,000 due July 13, 2008 in default)

ii) On July 30, 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of $12,000 (paid). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii) On August 1, 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

        $10,000 upon signing the agreement (paid) and

        $25,000 prior to each one year anniversary of the lease. ($25,000 due August 1, 2008 in default)

The Company advanced $5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest will either be repaid at the maturity date or be offset against the lease payment due on August 1, 2008. This amount is included in the balance sheet as a loan receivable. The Company has accrued $131 in interest and it is included in the balance sheet as a loan receivable and interest on the profit and loss statement.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:

        $25,000 by August 1, 2008; (incurred)

        $25,000 by August 1, 2009;

        $50,000 by August 1, 2010;

        $50,000 by August 1, 2011

        $25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company's continued obligation to pay the royalties, for $1,000.

7. MINERAL PROPERTY INTERESTS (continued...)

Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. ("Almaden") to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending $2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of $10,000 on March 15, 2006). The Company issued 60,000 shares, valued at $9,600 on April 16, 2007, which was recorded as a payable during the year ended December 31, 2006.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating $3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:

      By April 12, 2008 $ 500,000 (incurred)

      By April 12, 2009 $ 750,000

      By April 12, 2010 $1,000,000

      By April 12, 2011 $1,250,000

Share issuances:

      By April 19, 2007 150,000 shares (issued April 16, 2007)

      By April 12, 2008 200,000 shares (issued April 8, 2008)

      By April 12, 2009 200,000 shares

      By April 12, 2011 1,000,000 shares

On April 8, 2008, the Company issued 200,000 shares, valued at $31,000, as per the option agreement.

8. NOTES PAYABLE

Convertible loans

On March 3, 2008, the Company received convertible loan proceeds of $75,000. The Company also entered into a general security agreement ("GSA") whereby the loan is secured by way of general charge over the Company's present and after acquired personal property. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company agreed to issue 37,500 share purchase warrants in relation to this convertible loan, each warrant entitling the holder to purchase one common share of the Company at $0.25 per share for a period of two years. At June 30, 2008, the Company accrued $5,966 in interest in relation to this convertible loan, and is included in accounts payable and accrued liabilities on the balance sheet.

8. NOTES PAYABLE (continued...)

The fair value of the warrants of $2,479 was estimated using the Black Scholes stock price valuation model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. The Company did not allocate to proceeds from the convertible loan to the warrants as it was deemed to be nominal.

Convertible loans from related parties

During the first two quarters of 2008, the Company received convertible loan proceeds of $165,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of equal to the average trading price of the stock over the last five days prior to conversion. At June 30, 2008, the Company accrued $1,986 in interest in relation to this convertible loan, and this amount is included in accounts payable and accrued liabilities on the balance sheet.

On February 22, 2008, the Company received further convertible loan proceeds of $25,000 from a director of the Company. The principal amount bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of equal to the average trading price of the stock over the last five days prior to conversion. At June 30, 2008, the Company accrued $442 in interest in relation to this convertible loan and is included in accounts payable and accrued liabilities on the balance sheet.

Notes payable

On January 28, 2004, the Company issued a US$200,000 convertible note with 5,000,000 warrants to purchase common stock of the Company at US$0.04 per share which expired on January 28, 2006. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006. The interest was payable annually with the second year interest payment due with the principal amount. The holder could convert any portion of the debt to common stock at the value of US$0.04 per share until January 28, 2006. Warrants could be exercised in minimum amounts of 1,000 shares at a conversion price of US$0.04 per share.

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days - (outstanding). With the completion of the first payment, both the conversion feature of debt to common stock and the share purchase warrants were cancelled. The note is currently in default and $31,306 of accrued interest is included in accounts payable and accrued liabilities on the balance sheet at June 30, 2008.

On June 16, 2008 the Company issued a promissory note in return for $300,000. The note bears interest at a rate of 10% per year. The principal and interest are payable at the earliest of June 16, 2009 or when the Company completes a financing of 1,500,000 or greater. In consideration for this loan the Company agreed to issue 450,000 shares to the lender. These shares were issued subsequent to the quarter end, and were valued at $42,750. Accordingly, an obligation to issue shares, valued at $42,750 was recorded at June 30, 2008. At June 30, 2008, the Company accrued $3,699 in interest in relation to this loan and is included in accounts payable and accrued liabilities on the balance sheet.

Subsequent to June 30, 2008, on August 20, 2008, the Company issued a promissory note in the amount of $800,000. The note is due on demand, any time after February 15, 2009, and accrues interest at 1.5% per month. After demand, the note shall accrue interest at a rate of 2% per month. The face value of the note is included in accounts payable and accrued liabilities on the balance sheet at June 30, 2008.

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS

Share issuances

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder's fees of $35,375 in relation to this private placement.

On May 14, 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.

On May 21, 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years. The company paid finder's fees of $30,563 in relation to these two private placements.

9. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued...)

Obligations to issue shares

During fiscal 2006, the Company entered into a one year consulting agreement for investor relations services whereby the Company paid a monthly fee of $2,000 and was required to issue 1,250,000 shares. As of December 31, 2006, the Company recorded a share issuance obligation of $73,333 pursuant to the agreement.

In fiscal 2007, the Company issued 666,666 shares to settle this obligation. The Company and consultant subsequently agreed to amend the terms of the agreement whereby the Company was released from the remaining share issuance obligations in exchange for a cash payment of US$87,500. This amount was included in accounts payable at December 31, 2007.

In May, 2008, the Company and consultant further amended the terms of the agreement whereby the Company agreed to issue the remaining 583,334 shares from the original agreement, valued at US $87,500. This obligation is included on the balance sheet, at a CA equivalent of $87,500.

On June 16, 2008 the Company issued a promissory note in the amount of $300,000. (Refer to note 8). In consideration for this loan, the Company agreed to issue 450,000 shares to the lender. These shares, valued at $42,750, were issued subsequent to June 30, 2008. At June 16, 2008, the Company recorded the obligation to issue these shares as financing costs.

10. STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

10. STOCK OPTIONS (continued)

The change in stock options outstanding is as follows:

As at June 30, 2008 the following options are outstanding:

11. WARRANTS

As at June 30, 2008 the following warrants are outstanding:

10. WARRANTS (continued)

Share purchase warrant transactions are summarized as follows:

12. RELATED PARTY TRANSACTIONS

During the period ended June 30, 2008, the Company paid management fees and consulting fees of $27,561 (2007 - $1,600) and rent, included in office, of $1,215 (2007 - $1,500) to the Vice President of the Company and management fees of $30,917 (2007 - $11,130) to company owned by the President of the Company.

As at June 30, 2008, the Company owed $48,575 (2007 - $6,191) to various directors and officers of the Company which is included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities, loan payable and note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

14. SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows: